form3rrk.doc
                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

        INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                FORM 3

OMB Approval
OMB Number:  3235-0104
Expires:  April 30, 1997
Estimated average burden hours per response:   .5

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person       King, Richard R.
                                               1305 Ranhurst Road
                                               McLeansville, NC  27301

2.  Date of Event Requiring Statement          October 24, 1997
    (Month/Day/Year)

3.  IRS or Social Security Number of
Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading          Network Systems
Symbol:                                        International, Inc.
                                               (NESI)

5.  Relationship of Reporting Person to        Other: Performs policy
Issuer                                         making functions
     (Check all applicable)

6.  If Amendment, Date of Original             N/A


Table I - Non-Derivative Securities Beneficially Owned

1.  Title of       2.  Amount of    3.  Ownership     4.  Nature of
Security           Securities       Form:  Direct     Indirect
                   Beneficially     (D) or Indirect   Beneficial
                   Owned            (I)               Ownership

Common Stock       111,483          D


Table II - Derivative Securities Beneficially Owned

1.  Title of Derivative Security                              N/A

2.  Date Exercisable and Expiration Date
   (Month/Day/Year)

3.  Title and Amount of Securities Underlying
Derivative Security

4.  Conversion or Exercise Price of Derivative
Security

5.  Ownership form of Derivative Security:
Direct (D) or Indirect (I)

Nature of Indirect Beneficial Ownership



/s/ Richard R. King
Signature of Reporting Person


Date:   11/03/97